UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 333-181693 & 333-172078

TEMBEC INDUSTRIES INC.
(Exact name of registrant as specified in its charter)

800, René-Lévesque Boulevard West, Suite 1050
Montréal, Québec
Canada H3B 1X9
(514) 871-0137
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.25% Senior Secured Notes due 2018
(the “Securities”)
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	[_]	Rule 12h-6(d)	[_]
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	[X]	Rule 12h-6(i)	[_]
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Tembec Industries Inc. (the “Company”) first incurred the duty to file reports under section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 4, 2011.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (other than offerings excluded in the instructions to this Item 2) on August 17, 2012.

Item 3. Foreign Listing and Primary Trading Market

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

Item 4. Comparative Trading Volume Data

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

F.	Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The number of record holders of the Company’s Securities on a worldwide basis as of October 16, 2014 is zero.

Item 7. Notice Requirement

A. The Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under the Exchange Act on October 17, 2014, also attached hereto as Exhibit 1.

B. The notice was disseminated by Canada Newswire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

1. Press release issued by the Company on October 17, 2014 disclosing its intent to terminate its duty to file reports under the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	Its Securities was held of record by 300 or more persons worldwide; or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Tembec Industries Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tembec Industries Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act and its duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

Date: October 17, 2014	TEMBEC INDUSTRIES INC.

By:	/s/Patrick LeBel
	Name:	Patrick LeBel
	Title:	Vice President, General Counsel and
Corporate Secretary